Exhibit 21

SUBSIDIARIES

The following is a list of the significant and other active subsidiaries of the Company as of September 17, 2008:

Significant Subsidiaries	Jurisdiction of Incorporation

Telecommunications Transmission Segment
Comtech EF Data Corp.	Delaware
Comtech Systems, Inc.	Delaware

Mobile Data Communications Segment
Comtech Mobile Datacom Corporation	Delaware

RF Microwave Amplifiers Segment
Comtech Xicom Technology, Inc.	California

Other Active Subsidiaries

Telecommunications Transmission Segment
Comtech Antenna Systems, Inc.	Delaware
Comtech AHA Corporation	Delaware
Memotec Inc. (a subsidiary of Comtech EF Data Corp.)	New Brunswick, Canada
Comtech Tiernan Video, Inc.	Delaware
Beijing Comtech EF Data Equipment Repair Service, Co., Ltd.	China

RF Microwave Amplifiers Segment
Comtech PST Corp.	New York
Xicom Technology Europe, Ltd.	United Kingdom

Mobile Data Communications Segment
Comtech AeroAstro, Inc	Delaware